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CDF FUNDING, INC.
5595 Trillium Boulevard
Hoffman Estates, Illinois 60192

June 8, 2006

Ms. Rolaine S. Bancroft
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:  CDF Funding, Inc.
     Amendment No. 1 to Registration Statement on Form S-3
     Filed April 10, 2006
     File No: 333-130782
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Dear Ms. Bancroft:

In this letter, CDF Funding, Inc. (the "Registrant") responds to the Commission staff's comment letter dated April 25, 2006 concerning the captioned Registration Statement (the "Comment Letter").

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show the changes from the Registration Statement as filed on April 10, 2006.

The Registrant's responses to the Comment Letter are set forth below. The responses follow each of the staff's comments, which are re-typed below. Please note that the page references refer to the marked copy of the form of prospectus and form of prospectus supplement. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

This letter is being submitted on behalf of the Registrant, accordingly, the terms "we", "us" and "our" in the following responses refer to the Registrant.

General

     1. While we note your response to prior comment 2 of our letter dated January 26, 2006, we also note that you initially filed your registration statement on December 30, 2005, less than a year after the filing of the Form 15 filed on

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          April 13, 2005. We also note that such Form 15 relates to certain series of securities listed in Schedule A, but that Annex I to the prospectus supplement indicates that you issued Series 2005-1 and Series 2005-2 notes, which do not appear on the Form 15. As such, we reissue prior comment 2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to Rule 15d-22(b) of the Exchange Act and Section III.D.1 of the Regulation AB adopting release.

          Response

          The Registrant filed all outstanding reports on May 19, 2006 and has submitted a request for a waiver from the Office of Chief Counsel with respect to the timeliness of certain filings with respect to the Series 2005-1 and Series 2005-2 notes. The Registrant intends to file monthly reports with the SEC relating to future distribution dates for all classes of securities issued by its issuing entities, subject to the Registrant's right in the future, to the extent permitted under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, to cease filing reports with the SEC.

Prospectus Supplement

Credit Enhancement, page S-9

     2. While we note your response to prior comment 15 on page S-8, please revise to indicate that you will provide the financial information outlined in Item 1114(b), if applicable. Additionally, given your response to prior comment 42, please also revise to confirm that you will provide all information required by Item 1115 of Regulation AB, if applicable.

          Response

          We have revised the prospectus supplement as requested under the heading "Structural Summary--Credit Enhancement" on page S-8.

Delinquency Experience for the Trust, page S-22

     3. While we note your response to prior comment 23, your tables do not indicate that you will provide delinquency data in 30 day increments through charge-off on a going-forward basis. Please note that Item 1100(b)(1) requires presentation of the number of delinquent accounts in 30 day increments. Please revise as appropriate, or advise. Additionally, confirm that after the "programming change date" you will be able to provide delinquency information in 30 day increments

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          through charge-off as of the measurement date. Please note that for master trusts, the measurement date for the delinquency thresholds should be the date as of which delinquency and loss information is presented in the prospectus for the securities. Refer to Instruction 1.b to Item 1101(c) of Regulation AB and Section III.A.2.d of the Regulation AB adopting release.

          Response

          We have revised the prospectus supplement under the heading "The Accounts--Delinquency and Loss Experience" on page S-19. We confirm that after the "programming change date" we will be able to provide delinquency information in 30 day increments through charge-off as of the measurement date.

Base Prospectus

Funding Period, page 42

     4. While we note your response to prior comment 39, your disclosure in this section indicates that the prefunding amount may be up to 100% of the principal balance of the applicable series of notes. Please refer to Item 1101(c)(3)(ii) of Regulation AB and revise to limit the prefunding amount to 50% of the principal balance.

          Response

          We have revised the base prospectus as requested under the heading "The Trust Portfolio--Funding Period" on page 41.

Derivative Agreements, page 61

     5. We note your revisions in response to prior comment 42. Please delete "other swap" from the first sentence. Additionally, remove the reference to "credit swaps" on page 8 of the base prospectus and confirm that all derivative arrangements you enter into will be limited to interest or currency agreements.

          Response

          We have revised the base prospectus under the headings "Risk Factors" on page 7 and "Credit Enhancement--Derivative Agreements" on page 58. We confirm that all derivative arrangements that we enter into will be limited to interest or currency agreements.

Exhibits

     6. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

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          Response

          We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

     7. When available, please provide us with a copy of your updated servicing agreement, marked to show changes from the prior servicing agreement, including any changes made to comply with Regulation AB.

          Response

          A form of the amended and restated servicing agreement is being delivered to you together with a paper copy of this letter.

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If you have specific questions you would like to discuss, please do not hesitate to contact me at (203) 229.5563 or Marc Klyman, outside legal counsel for this matter, at (312) 701.8053. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

                                      Sincerely,


                                      /s/ Fred A. Robustelli
                                      Fred A. Robustelli
                                      Vice President and Assistant Secretary
                                      of the Registrant